EXHIBIT 17.3

February 8, 2005

To: The Boards of Directors of Image Innovations Holdings Inc. ("Holdings") and Image Sports and Entertainment Inc. ("Image"); (together the "Companies").

I herby give notice that I am, effective immediately, resigning my positions as a director and officer of Image Sports and Entertainment.

My resignation is caused by my concern with the corporate governance of Holdings, and its business ethics, as they relate to my termination as the President and CEO of the Companies, and related issues.

I am saddened at having to tender my resignation, especially under the circumstances that have transpired.


Alain Kardos